Exhibit 99.1

Bitdeer Engages DCI to Finalise Development of Norway’s Largest AI Data Center

March 30, 2026

Expected to be completed as early as December 2026, the 180 MW Tydal Data Center (TDC) will primarily be used for co-location services of Nvidia’s latest Vera Rubin AI technology

OSLO, Norway, March 30, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its subsidiary, Tydal Data Center AS (“TDC”) has entered into an agreement with Data Center Installations AS (“DCI”), a Norwegian data center and critical infrastructure specialized contractor.

Under this agreement, DCI will leverage its extensive experience to develop and convert the TDC facility into an artificial intelligence (AI) data center primarily for co-location of the latest Nvidia Vera Rubin AI technology. The project will deliver 180 MW of gross installed capacity with an anticipated completion date of December 2026. TDC facility will be built primarily for co-location use according to the Nvidia reference design. Based on the information currently available, upon completion, the Tydal facility is expected to be Norway’s largest operational AI data center and one of the largest in Europe by installed capacity.

DCI, a Sparc Group AB subsidiary, was selected as TDC’s design and construction partner for the TDC facility because of its experience working on projects for several of Norway’s leading data center operators.

“The transformation of our Tydal facility is a cornerstone of Bitdeer’s global strategy to meet the explosive demand for AI data centers,” said Haakon Bryhni, Chairman and co-founder of TDC. “By transforming our existing footprint to large AI deployments, TDC will be at the forefront of the AI revolution while maintaining sustainable, capital-efficient growth and substantial local value creation. DCI’s track record shows its ability to deliver according to our high execution standards.”

“The size of the project and the execution model provide strong predictability and close control over both costs and progress,” said Bjørn Arve Olsen, Co-Founder at DCI. “At the same time, this represents a significant milestone for DCI, both financially and operationally.”

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group

About Tydal Data Center AS

Founded by Norwegian entrepreneurs Lars Naas and Haakon Bryhni, TDC operates one of Norway’s largest data centers, located in Tydal municipality in Trøndelag. The TDC facility is designed to support complex IT operations and built with industry-leading standards for power management and cooling. Located within the Kirkvollen industrial site, the facility plans to utilize excess heat for food production on the neighboring property. TDC is a subsidiary of Bitdeer Technologies Group.

About Data Center Installations AS

DCI is a specialized contractor dedicated exclusively to data centers and critical infrastructure. DCI provides end-to-end services within design, planning, project management, installation, testing, commissioning, and maintenance of technical installations, with the highest level of precision and reliability at every stage. DCI has a proven track record in regulatory compliance and quality assurance, delivering solutions that enhance performance, security, and resilience in modern data centers. Since 2025, the company has been part of the Swedish installation group Sparc Group AB (publ).

About Sparc Group

Sparc Group AB (publ) is an entrepreneur-driven group that acquires, develops, and coordinates companies to create a comprehensive offering within the installation industry. Since its founding in 2021, the group has acquired more than 90 companies within HVAC, electrical, infrastructure, and security. With over 1,000 employees, Sparc Group now operates in both Sweden and Norway. Together, they are building a positive and growth-oriented corporate culture, characterized by entrepreneurship, commitment, and participation. By entrepreneurs, for entrepreneurs.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media Relations

Mats Silberg

Mørland & Johnsen

msi@morlandjohnsen.no

Oscar Wilhelmsson

Press contact Sparc Group

oscar.wilhelmsson@sparcgroup.se

+46 708 85 76 67

Disclaimer

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.